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                                Amendment No. 1

                                  FORM 8-A/A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              NUEVO ENERGY COMPANY
                         (Exact name of registrant as
                           specified in its charter)

                                   Delaware
                   (State of incorporation or organization)

                                  75-0304436
                     (I.R.S. Employer Identification No.)

                               1021 MAIN STREET
                             HOUSTON, TEXAS 77002
                        (Address of principal executive
                         offices, including zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

     Series C Preferred Stock Purchase Rights     New York Stock Exchange

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.        [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.        [ ]

     Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Amendment No. 1 amends the Registration Statement on Form 8-A, filed April 1, 1997, by Nuevo Energy Company (the "Company") in connection with the Company's listing of its preferred stock purchase rights on the New York Stock Exchange.

     This amendment No. 1 is being filed to amend and restate Item 1 to this Registration Statement and include as an exhibit to this Registration Statement the Amendment (the "Amendment") dated as of January 10, 2000 to the Rights Agreement (the "Rights Agreement") dated as of March 5, 1997 by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). Except as amended hereby, there are no other changes to this Registration Statement.

ITEM 1.    Description of Registrant's Securities to be Registered

     On March 5, 1997, the Board of Directors of the Company authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on March 21, 1997 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

     The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, as amended by the Amendment.

     1.   Common Share Certificates Representing Rights

     Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

     After the Distribution Date, the Rights shall separate from the Common Shares, Rights certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in Section 5 below.

     2.   Distribution Date and Qualifying Offers

     (a) Distribution Date. The "Distribution Date" is the earliest of (i) the tenth day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Common Shares other than as the result of a Qualifying Offer (as defined in (b) below) (such person is an "Acquiring Person" and the date of such public announcement is the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person (other than the Company and certain related entities and with certain additional exceptions) to become an Acquiring Person. In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person and any Common Shares beneficially owned by certain affiliates and associates of such person. Notwithstanding the foregoing, if any person shall become the beneficial owner of at least 15% of the outstanding Common Shares by reason of purchases of Common Shares by the Company, then such person shall not be deemed an "Acquiring Person" until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional Common Shares equal to 1% or more of the then outstanding Common Shares.
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     (b)  Qualifying Offers.  A "Qualifying Offer" is an all-cash, fully-funded tender offer for all outstanding Common Shares by a person who, at the commencement of the offer, beneficially owns less than 5% of the outstanding Common Shares. A Qualifying Offer must remain open for at least 120 days, must be conditioned on the person commencing the Qualifying Offer acquiring at least 75% of the outstanding Common Shares and the per share consideration must exceed the greater of (i) 135% of the highest closing price of the Common Shares prior to the commencement of the Qualifying Offer or (ii) 150% of the average closing price of the Common Shares during the 20-day period prior to the commencement of the Qualifying Offer.

     3.   Issuance of Rights Certificates

     As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Rights certificates alone shall represent such Rights from and after the Distribution Date.

     4.   Expiration of Rights

     The Rights shall expire on March 21, 2007, unless earlier redeemed or exchanged.

     5.   Exercise of Rights

     Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by an Acquiring Person or an affiliate or associate thereof shall be void.

     (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series C Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), at an exercise price of $150.00 (one hundred and fifty dollars) (the "Purchase Price"). The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential annual dividend of $100.00 per Preferred Share ($1.00 per one one-hundredth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $15,000.00 per Preferred Share ($150.00) per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

     (b) Right to Purchase Common Shares of the Company. In the event that any person, alone or together with its affiliates or associates, shall become an Acquiring Person (subject to certain exceptions), each Right (other than a Right that has become void) shall be exercisable to purchase, at the Purchase Price (initially $150.00), Common Shares with a market value equal to two times the Purchase Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or
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other securities having the same aggregate value as such Common Shares.

     (c) Right to Purchase Common Stock of a Successor Corporation. If, after a person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Purchase Price (initially $150.00), shares of common stock or cash of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Purchase Price. The above provisions are not applicable to a transaction contemplated by (i) or (ii) in the preceding sentence if such a transaction is consummated by a (x) person who acquired Common Shares pursuant to a Qualifying Offer, (y) the price per share offered in such transaction is not less than the price paid in the Qualifying Offer and (z) the form of consideration is cash.

     6.   Adjustments to Prevent Dilution

     The Purchase Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Purchase Price shall be required until cumulative adjustments require an adjustment of at least 1%.

     7.   Cash Paid Instead of Issuing Fractional Securities

     No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share, which fractions may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

     8.   Redemption

     Prior to the earlier of the Stock Acquisition Date or the close of business on the earlier of the expiration, redemption or exchange of the Rights, the Company may, by resolution of its Board of Directors, redeem all of the then outstanding Rights at a redemption price of $.01 per Right, subject to adjustment, payable in cash, Common Shares or other appropriate consideration.

     9.   Exchange

     At any time after any Person becomes an Acquiring Person and prior to the first date thereafter upon which an Acquiring Person (with certain exceptions) shall be the beneficial owner of 50% or more of the outstanding Common Shares, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustment. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares to which such holder is entitled pursuant to such exchange ratio.

     10.  No Stockholder Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
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     11.  Amendment of Rights Agreement

     The board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the time that any person becomes an Acquiring Person, the Rights Agreement shall not be supplemented or amended in any manner that would adversely affect any holder of outstanding Rights other than an Acquiring Person.

ITEM 2.    Exhibits

     Attached hereto as an exhibit and incorporated herein by reference is the Amendment dated as of January 10, 2000 to the Rights Agreement dated as of March 5, 1997 by and between the Company and American Stock Transfer & Trust Company, as Rights Agent.
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                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date:  March 6, 2000     NUEVO ENERGY COMPANY, a Delaware corporation



                         By: /s/ Bruce K. Murchison
                            -------------------------
                             Name:  Bruce K. Murchison
                             Title: Vice President and General Counsel
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                                 Exhibit Index

Exhibit
-------

  1. Amendment dated as of January 10, 2000 to the Rights Agreement dated as of March 5, 1997 by and between the Company and American Stock Transfer & Trust Company, as Rights Agent.